[Stationery of American Financial Group, Inc.]

January 28, 2003

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	EDGAR Form RW - American Financial Group, Inc. Form S-3 File No. 333-102556

Dear Ladies and Gentlemen:

        This is to inform you that Form S-3 (File No. 333-102556) filed January 17, 2003 (the “Registration Statement”) has been withdrawn by the Registrant, American Financial Group, Inc. The Registration Statement was inadvertently filed utilizing incorrect EDGAR codes and was subsequently filed correctly as File No. 333-102567. No securities have been or will be offered or sold pursuant to the Registration Statement.

        On behalf of the Registrant, I hereby request that the Registration Statement be withdrawn pursuant to Rule 477 of Regulation C under the Securities Act of 1933.

Yours truly, AMERICAN FINANCIAL GROUP, INC. By: /s/James C. Kennedy James C. Kennedy Agent for Service named in Registration Statement No. 333-102556